March 30, 2012

VIA EDGAR Ms. Laura Hatch Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	William Blair Funds (the “Trust”) Registration Nos. 33-17463 and 811-5344

Dear Ms. Hatch:

On behalf of the Trust, this letter is in response to the comments you relayed during our telephone conference on March 26, 2012, regarding the Trust’s Annual Report to Shareholders for the period ending December 31, 2011.

Comments

1.   Comment:   In the Financial Highlights, for each Fund that charges a redemption fee, include a line item showing the per share effect of any redemption fees paid to the Fund for the period covered by the report.

Response:  In future reports, a line item will be added to the Financial Highlights for a Fund only when the per share effect of any redemption fees paid to the Fund is greater than $0.005; otherwise, the Trust will disclose in the footnotes to the financial statements that the per share effect of any redemption fees paid to the Funds was less than $0.005.

2.   Comment:  In the Financial Highlights, “Net assets at the end of the year” should be shown on a class basis rather than in the aggregate for the entire Fund.

Response:  In future reports, “Net assets at the end of the year” will be shown on a class basis.

  Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales.

Ms. Hatch
March 30, 2012

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If you have any questions regarding these responses, please call me at (312) 609-7753.

Very truly yours, /s/ John S. Marten John S. Marten

cc:	Richard W. Smirl (William Blair & Company L.L.C.)
Andrew T. Pfau (William Blair & Company L.L.C.)
Colette M. Garavalia (William Blair & Company L.L.C.)
Maureen A. Miller (Vedder Price P.C.)